SIGNATURE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending
March 31, 2007 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.       Quarterly Report for the period ended March 31, 2007 of Quebecor Media Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
(s) Louis Morin
By:	Louis Morin
Vice President and Chief Financial Officer

Date: May 30, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the first quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2006 (Form 20F/A), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS OF FIRST QUARTER 2007
Quebecor Media’s revenues increased by $55.9 million (8.0%) and its operating income by $29.3 million (18.4%) in the first quarter of 2007. The growth was mainly due to the strong performance by the Cable segment, which recorded revenue and operating income increases of $57.2 million (19.0%) and $31.2 million (26.5%) respectively compared with the same quarter of the previous year, propelled by substantial customer growth. The 26.5% increase in operating income in the first quarter of 2007 exceeded the 18.9% growth recorded in the same quarter of 2006.
During the first quarter of 2007, Videotron Ltd. (“Videotron”) increased its customer base by 50,900 for its cable telephone service, 35,900 for its cable Internet access service, 10,300 for its cable television services combined (including an increase of 29,300 for illico Digital TV), and 8,500 for its wireless telephone service.
In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 HOURStm newspapers in Calgary and Edmonton, the two largest urban centres in Alberta. The new papers, which bring the number of free dailies published by Sun Media Corporation in Canada to seven, are part of Quebecor Media’s strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels.
The NADbank® survey for the year 2006 confirmed that Le Journal de Montréal is gaining against the competition. It was the only Montréal daily to grow its weekday readership, with an increase of 15,000.
NON-GAAP FINANCIAL MEASURES
We use certain financial measures to assess our financial performance that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.
In the first quarter of 2007, Quebecor Media made changes to the definitions and presentation of the non-GAAP measures it uses, including the addition of a new measure called “cash flows from segment operations.” Free cash flows from operations is now analyzed only on a consolidated basis. Cash flows from segment operations is analyzed for each segment. Cash flows from segment operations represents operating income net of additions to property, plant and equipment, plus proceeds from disposal of assets.
Operating Income
We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, income taxes and non-controlling interest. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor inc. (« Quebecor »), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. The Company uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income (net loss) as disclosed in our financial statements in table 1 below.

Table 1
Reconciliation between the operating income measure used in this report and the net income (net loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income
Cable	$149.0	$117.8
Newspapers	34.5	37.1
Broadcasting	2.7	(0.4)
Leisure and Entertainment	(0.2)	1.0
Interactive Technologies and Communications	0.5	1.5
Internet/Portals	2.4	3.9
Head office	—	(1.3)

	188.9	159.6
Amortization	(69.9)	(64.6)
Financial expenses	(54.1)	(52.3)
Reserve for restructuring of operations, impairment of assets and other special charges	(7.0)	—
Loss on debt refinancing	—	(331.6)
Income tax	(17.7)	108.6
Non-controlling interest	—	1.5
Other	1.0	0.4

Net income (loss)	$41.2	$(178.4)

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of the liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure in unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represent operating income as define above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flow from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.

Free Cash Flows from Operations
We use free cash flows from operations as a measure of total liquidities generated on a consolidated basis. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flow from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.
Average Revenue per User
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2007/2006 FIRST QUARTER COMPARISON
Quebecor Media’s revenues totalled $754.6 million in the first quarter of 2007, compared with $698.7 million in the same quarter of 2006, an increase of $55.9 million (8.0%). Most of Quebecor Media’s segments recorded higher revenues, including Cable (an increase of $57.2 million or 19.0%), Interactive Technologies and Communications ($3.0 million or 16.7%), Internet/Portals ($2.7 million or 17.2%), Broadcasting ($2.4 million or 2.6%) and Newspapers ($0.6 million or 0.3%). The Leisure and Entertainment segment’s revenues decreased by $2.6 million (-3.7%). Aggregate head office and inter-segment sales revenues showed an unfavourable variance of $7.4 million (-41.1%).
Quebecor Media’s operating income was $188.9 million in the first quarter of 2007, an increase of $29.3 million (18.4%) from $159.6 million in the same quarter of 2006, due primarily to higher operating income in the Cable segment ($31.2 million or 26.5%). The Broadcasting segment also increased ($3.1 million). However, operating income decreased in Newspapers ($2.6 million or -7.0%), Internet/Portals ($1.5 million or -38.5%), Leisure and Entertainment ($1.2 million or -120.0%) and Interactive Technologies and Communications ($1.0 million or -66.7%).
Net income was $41.2 million in the first quarter of 2007, compared with a $178.4 million net loss in the same quarter of 2006. The $219.6 million improvement was mainly due to the recording in the first quarter of 2006 of a $212.0 million loss on debt refinancing, net of income tax, and the $29.3 million increase in operating income.

The amortization charge increased by $5.3 million from $64.6 million in the first quarter of 2006 to $69.9 million in the first quarter of 2007 due primarily to significant capital expenditures in 2006 and the first three months of 2007.
Financial expenses totalled $54.1 million in the first quarter of 2007, compared with $52.3 million in the same period of 2006, a $1.8 million increase. A $5.1 million loss on re-measurement of the Additional Amount payable was recorded in the first quarter of 2007, compared with an $8.2 million gain in the same period of 2006, an unfavourable variance of $13.3 million. However, Quebecor Media recognized a $2.2 million gain in the first quarter of 2007 in connection with the re-measurement of certain financial instruments, including the impact of the recognition of the ineffective portion of fair value hedges and cash flow hedges as a result of the adoption in the first quarter of 2007 of new accounting standards for financial instruments (as discussed under “Changes in Accounting Policies”) and the impact of a financial instrument held by Sun Media Corporation that had ceased to be effective according to accounting criteria, compared with a $4.8 million loss in the same quarter of 2006, a favourable variance of $7.0 million. As well, a net decrease in interest charges and amortization of the discount on long-term debt of $3.7 million was recorded, due mainly to lower average debt levels and the impact of the refinancing at more advantageous interest rates, on January 17, 2006, of notes issued by Quebecor Media.
Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges of $7.0 million in the first quarter of 2007 (nil in the first quarter of 2006). In the Newspapers segment, a $3.3 million charge was recorded for termination benefits related to the elimination of jobs at The London Free Press, The Toronto Sun and Bowes Publishers in connection with voluntary workforce reduction programs. A $1.7 million charge was also entered for termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization. Finally, an additional $0.9 million charge was recorded for termination benefits related to the elimination of production jobs at The Toronto Sun due to the acquisition of new presses, announced in August 2005. Quebecor Media’s other segments recorded total reserves for restructuring of operations in the amount of $1.1 million, primarily in the Broadcasting segment.
The income tax expense totalled $17.7 million in the first quarter of 2007, compared with tax credits totalling $108.6 million in the same quarter of 2006. The unfavourable variance of $126.3 million resulted primarily from tax savings generated by the loss on debt refinancing incurred in the first quarter of 2006 in connection with the repurchase of Quebecor Media’s Senior Notes.
Free cash flows from operations was negative $19.8 million in the first quarter of 2007, compared with negative $283.2 million in the same quarter of 2006 (see Table 2). The $263.4 million improvement was mainly due to payment in the first quarter of 2006 of $191.3 million in accrued interest on the Senior Discount Notes as part of the refinancing carried out on January 17, 2006. A $62.1 million favourable variance in non-cash balances related to operations was also a factor. The impact of a $29.3 million increase in operating income was partially offset by an $18.0 million increase in additions to property, plant and equipment.

Table 2
Free cash flows from operations
(in million of Canadian dollars)

Three months ended March 31

	2007	2006

Cash flow from segment operations
Cable	$60.8	$58.6
Newspaper	17.3	6.5
Broadcasting	(0.8)	(1.8)
Leisure and entertainment	(0.4)	0.3
Interactive Technologies and communications	(0.4)	1.2
Internet / portals	1.5	3.7
Head Office and inter-segment	2.3	(1.5)

	80.3	67.0
Cash interest expense (1)	(49.8)	(243.1)
Cash portion of restructuring of operation and other special charge	(7.0)	—
Current income tax	2.0	(0.9)
Other	(2.3)	(1.1)
Net change in non-cash balances related to operations	(43.0)	(105.1)

Free cash flow from operations	$(19.8)	$(283.2)

(1)	Interest on long term debt and other interest, less investment income and interest capitalized to cost of property, plant and equipment.
Table 3
Reconciliation of free cash flows from operations to cash flow provided by (used in) operations as disclosed in our financial statements
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Free cash flow from operations	$(19.8)	$(283.2)
Addition to property, plant and equipment	111.1	93.1
Proceeds from disposal of assets	(2.5)	(0.5)

Cash flow provided by (used in) operations	$88.8	$(190.6)

Table 4
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$188.9	$159.6
Addition to property, plant and equipment	(111.1)	(93.1)
Proceeds from disposal of assets	2.5	0.5

Cash flows from segment operations	$80.3	$67.0

SEGMENTED ANALYSIS
Cable segment
The Cable segment generated revenues of $358.8 million in the first quarter of 2007, compared with $301.6 million in the same quarter of 2006, a $57.2 million (19.0%) increase.
The revenues of Videotron’s illico Digital TV service, excluding related services, rose by $19.4 million (32.9%) to $78.4 million in the first quarter of 2007. The strong quarterly performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $13.5 million (8.2%) to $177.7 million due to the impact of customer base growth, increases in some rates and the favourable impact of the increased illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.
illico Digital TV had 652,900 customers at the end of the first quarter of 2007, a 29,300 (4.7%) quarter-over-quarter increase and 140,500 (27.4%) more than at the end of the first quarter of 2006 (see Chart 1). The illico Digital TV penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) rose above the 40% mark for the first time; as of March 31, 2007, it stood at 41.3% versus 33.7% a year earlier.
Videotron’s analog cable television services lost 19,000 customers (-2.0%) in the first quarter of 2007 and 77,800 customers (-7.7%) over a
Chart 1
Customer base for cable television services

one-year period (see Chart 1), primarily as a result of the migration of analog customers to the illico Digital TV service. The combined customer base for all of Videotron’s cable television services increased by 10,300 (0.7%) in the first quarter of 2007 and by 62,700 (4,1%) in the 12-month period ended March 31, 2007 (see Chart 1).
Videotron’s Internet access services registered continued strong growth in the first quarter of 2007, posting revenues of $99.1 million, a $20.6 million (26.2%) increase over the same period of 2006. The improvement was mainly due to customer growth, as well as increased consumption by existing customers. The number of customers for cable Internet access services stood at 827,900 at the end of the first quarter of 2007, an increase of 35,900 (4.5%) from the previous quarter and 146,100 (21.4%) from the end of the first quarter of 2006 (see Chart 2).
Videotron’s Internet telephone service continued its growth in the first quarter of 2007. Quarterly revenues from the telephone service more than doubled to $39.9 million, compared with $18.3 million in the same quarter of 2006, a $21.6 million increase. At the end of March 2007, the number of customers stood at 448,700, a 50,900 (12.8%) quarter-over-quarter increase and 221,700 (97.6%) more than at the end of the first quarter of 2006 (see Chart 3).
As of March 31, 2007, Videotron had 20,300 customers for the wireless telephone service it began rolling out in August 2006, compared with 11,800 customers at the end of 2006, an increase of 8,500 in the first three months of 2007.
Videotron’s ARPU increased by $9.89 (17.2%) from $57.48 in the first quarter of 2006 to $67.37 in the first quarter of 2007.
Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) recorded revenues of $12.9 million in the first quarter of 2007. The 4.1% increase from the same quarter of 2006 was mainly due to store acquisitions and the opening of more Videotron stores.
Chart 2
Customer base for cable Internet access
Chart 3
Customer base for cable telephone service

The Cable segment’s total operating income increased by $31.2 million (26.5%) from $117.8 million in the first quarter of 2006 to $149.0 million in the first quarter of 2007, mainly because of the growth in the customer base for all services and increases in some rates. These favourable factors more than offset the negative impact of increases in some operating expenses, such as labour (including charges related to the stock option plan), customer service, and advertising and promotion. The customer base growth accounted for a large portion of the increase in operating costs.
The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 41.5% in the first quarter of 2007, compared with 39.1% in the same period of the previous year.
As per the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 5 below shows operating income before the cost of subsidies granted to customers on equipment sales and the impact on the segment’s results.
Table 5: Cable segment
Operating income
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income before cost of equipment subsidies to customers	$155.4	$124.4
Cost of equipment subsidies to customers	(6.4)	(6.6)

Operating income	$149.0	$117.8

In the first quarter of 2007, cash flows from the Cable segment’s operations amounted to $60.8 million, compared with $58.6 million in the same quarter of 2006, a $2.2 million increase (see Table 6). The positive impact of the $31.2 million increase in operating income was largely offset by a $29.0 million increase in additions to property, plant and equipment, partly as a result of investments in network modernization and capacity expansion.

Table 6 : Cable segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$149.0	$117.8
Additions to property, plant and equipment	(88.3)	(59.3)
Proceeds from disposal of assets	0.1	0.1

Cash flows from segment operations	$60.8	$58.6

The Cable segment’s telephone service has numerous competitors, including incumbent local exchange carriers (ILECs), competitive local exchange carriers (CLECs), wireless telephone service operators and other providers of telephony services, and competitors that are not facilities based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and in the following years, particularly in view of the federal government directive issued in April 2007 lifting winback restrictions and relaxing the criteria for forbearance from regulation of local exchange services.
In the first quarter of 2007, Videotron enhanced its Hispano package, available on illico Digital TV, with the addition of Nuevo Mundo TV, Canada’s first all-Spanish channel, bringing the total number of Spanish-language channels available on illico Digital TV to 11.
On February 9, 2007, Videotron released usage figures for its illico on Demand service for the year 2006. During the year, illico Digital TV customers ordered approximately 20 million films and television programs on illico on Demand, a 100% increase compared with 2005.
In February 2007, Videotron announced that early results of beta testing of Cisco Systems Inc.’s new Wideband technology indicated that a technological breakthrough may be possible in the months ahead. It is expected that the new technology will enable Videotron to offer customers speeds of up to 100 mbps, five times faster than its current Extreme High-Speed Internet service.
Newspapers segment
In the first quarter of 2007, the Newspapers segment’s revenues totalled $220.3 million, compared with $219.7 million in the same quarter of 2006, a $0.6 million (0.3%) increase. Advertising revenues grew 1.4%, partly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.7%. Distribution, commercial printing and other revenues combined decreased by 0.7%. Revenues from the community newspapers increased by $0.6 million (1.0%) in the first quarter of 2007. At the urban dailies, revenues were flat. Within this group, the free dailies increased their revenues by 50.4% in comparison with the first quarter of 2006 due to the strong performance of the Montréal and Toronto papers, as well as the launch of 24 HOURStm in Ottawa and 24 HEURESmc in Ottawa-Gatineau in November 2006, and of 24 HOURStm newspapers in Calgary and Edmonton in February 2007.

Operating income totalled $34.5 million in the first quarter of 2007, a $2.6 million (-7.0%) decrease from the same quarter of 2006 resulting primarily from one-time costs related to the labour dispute at Le Journal de Montréal and expenditures related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton. Excluding these items, operating income was $39.0 million in the first quarter of 2007, compared with $37.1 million in the same quarter of the previous year. The $1.9 million (5.1%) increase reflects the impact of the higher revenues and the positive effect of the restructuring initiatives. Excluding the above items, operating income at the urban dailies increased by $1.3 million (4.4%). It should be noted that operating income increased 46.8% at The Toronto Sun and 9.5% at the Western Group’s dailies in the first quarter of 2007. Excluding the launch of the four new free dailies, the free dailies grew their operating income by 46.5%. At the community newspapers, operating income rose by $1.4 million (9.0%).
Cash flows from the Newspapers segment’s operations were $17.3 million in the first quarter of 2007, compared with $6.5 million in the same period of 2006 (see Table 7). The $10.8 million increase mainly reflects a $13.4 million decrease in additions to property, plant and equipment, due to larger instalment payments in the first quarter of 2006 under contracts to acquire six new presses.
Table 7 : Newspapers segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$34.5	$37.1
Additions to property, plant and equipment	(17.2)	(30.6)

Cash flows from segment operations	$17.3	$6.5

In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 HOURStm newspapers in Calgary and Edmonton, the two largest urban centres in Alberta. The new papers, which bring the number of free dailies published by Sun Media Corporation in Canada to seven, are part of Quebecor Media’s strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels.
Commissioning of Mirabel Printing (Québec) is proceeding on schedule. The second press began operating in March 2007 and is being used to print some Quebecor Media newspapers.
Le Journal de Montréal was engaged in a labour dispute with its unionized pressroom employees between June 4, 2006 and February 20, 2007. While operating under more difficult conditions, Le Journal de Montréal took all necessary steps to prevent the dispute from affecting the daily printing and distribution of the newspaper.
Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. A new collective bargaining agreement was signed with unionized sales department employees on April 2, 2007. Sun Media Corporation assured readers and advertisers that there would be no interruption in publication of Le Journal de Québec and that measures were in place to continue offering a high-calibre product.
The NADbank® survey for the year 2006 confirmed that Le Journal de Montréal is gaining against the competition. It was the only Montréal daily to grow its weekday readership, with an increase of 15,000. Le Journal de Montréal remained Montréal’s most widely read newspaper with a weekly total of 1,197,200 unique readers in the greater Montréal area, 357,000 more than its nearest rival.
Broadcasting segment
The Broadcasting segment recorded revenues of $93.3 million in the first quarter of 2007, compared with $90.9 million in the same quarter of 2006, an increase of $2.4 million (2.6%). Revenues from broadcasting operations grew by $1.6 million (2.2%), mainly because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), higher advertising revenues at the TVA Network, Sun TV and the specialty channels, and an increase in revenues from commercial production. Distribution revenues increased by $0.2 million (6.3%), due to six theatrical releases in the first quarter of 2007, compared with only one in the same quarter of 2006. This favourable factor was partially offset by decreased distribution revenues from video releases and television. Revenues from publishing operations increased by $0.3 million (1.7%) in the first quarter of 2007, mainly because of the acquisition in November 2006 of the interest Quebecor Media did not already hold in the publications TV Hebdo and TV 7 Jours.
The Broadcasting segment recorded operating income of $2.7 million in the first quarter of 2007, compared with an operating loss of $0.4 million in the same quarter of 2006, a $3.1 million improvement. Operating income from broadcasting operations increased by $2.5 million in the first quarter of 2007, mainly as a result of the impact of higher revenues at the specialty channels, combined with lower content costs at the over-the-air channels. Operating income from distribution operations decreased by $2.1 million, mainly as a result of costs related to six theatrical releases in the first quarter of 2007. Finally, operating income from publishing operations increased by $2.6 million in comparison with the first quarter of 2006, mainly because of reductions in some operating costs, including printing and promotion.
In the first quarter of 2007, cash flows from the Broadcasting segment’s operations were negative $0.8 million, compared with negative $1.8 million in the same period of 2006, a $1.0 million improvement (see Table 8). The $3.1 million improvement in operating income was partially offset by a $1.8 million increase in additions to property, plant and equipment in the first quarter of 2007 due to deferment of the payment of some accounts payable past December 31, 2006 and expenditures on technology projects, including the switch to high-definition television.

Table 8 : Broadcasting segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$2.7	$(0.4)
Additions to property, plant and equipment	(3.5)	(1.7)
Proceeds from disposal of assets	—	0.3

Cash flows from segment operations	$(0.8)	$(1.8)

On January 8, 2007, TVA Group paid the final $2.6 million instalment on the purchase price for Toronto 1 (now Sun TV) following final adjustment of operating working capital.
Leisure and Entertainment segment
The Leisure and Entertainment segment’s revenues totalled $68.2 million in the first quarter of 2007, compared with $70.8 million in the same quarter of 2006. The $2.6 million (-3.7%) decrease was due to an 11.8% decrease in the revenues of Quebecor Media Book Group Inc. (“Quebecor Media Book Group”) and a 6.3% decline in the revenues of Archambault Group Inc. (“Archambault Group”).
Archambault Group recorded a slight 0.6% decrease in retail sales between the first quarters of 2006 and 2007. An unfavourable variance in the results of the Camelot Info stores due to lower sales resulting from the closing of two locations was offset by increased sales at Archambault stores and the Paragraphe Bookstore. Archambault Group’s distribution revenues decreased by 8.7%, mainly because of delays in the release and sale of CDs by some producers during the first quarter of 2007. Production revenues decreased by 32.8%, essentially because of a delay in the release of albums produced by the European subsidiary Groupe Archambault France S.A.S. Video on demand and e-commerce revenues increased by 36.4% and 31.8% respectively in the first quarter of 2007 compared with the same period of 2006. The revenues of Quebecor Media Book Group decreased by 11.8% in the first quarter of 2007, mainly because of reduced activity compared with the same period of 2006.
The Leisure and Entertainment segment recorded a $0.2 million operating loss in the first quarter of 2007, compared with $1.0 million in operating income in the same quarter of 2006. The unfavourable variance of $1.2 million was essentially due to the decrease in revenues.
Cash flows from the Leisure and Entertainment segment’s operations were negative $0.4 million in the first quarter of 2007, compared with positive $0.3 million in the same period of 2006, an unfavourable variance of $0.7 million (see Table 9) due to the $1.2 million negative variance in operating income, which was partially offset by a $0.5 million decrease in additions to property, plant and equipment.

Table 9 : Leisure and Entertainment segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$(0.2)	$1.0
Additions to property, plant and equipment	(0.2)	(0.7)

Cash flows from segment operations	$(0.4)	$0.3

Interactive Technologies and Communications segment
The Interactive Technologies and Communications segment’s revenues rose by $3.0 million (16.7%) from $18.0 million in the first quarter of 2006 to $21.0 million in the first quarter of 2007, reflecting the impact of the acquisition of China Interactive Limited (“China Interactive”) at the end of January 2006 and of Crazy Labs Web Solutions, S.L. (“Crazy Labs”) in July 2006, the recruitment of new customers and the favourable impact of exchange rate fluctuations. These factors were partially offset by lower revenues in the United States due to the loss of a major customer.
The segment’s operating income totalled $0.5 million in the first quarter of 2007, a $1.0 million (-66.7%) decrease from $1.5 million in the same quarter of 2006. The impact of the loss of an important customer in North America, combined with an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC in 2004, more than offset the favourable impact of revenue growth on operating income in the first quarter of 2007.
In the first quarter of 2007, cash flows from the Interactive Technologies and Communications segment’s operations were negative $0.4 million, compared with positive $1.2 million in the same period of 2006 (see Table 10). The unfavourable variance of $1.6 million reflects the $1.0 million decrease in operating income, combined with a $0.6 million increase in additions to property, plant and equipment, due in part to spending on certain IT projects.
Table 10 : Interactive Technologies and Communications segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$0.5	$1.5
Additions to property, plant and equipment	(0.9)	(0.3)

Cash flows from segment operations	$(0.4)	$1.2

On February 27, 2006, Nurun renewed its normal course issuer bid, the aim of which was to repurchase up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares, between March 1, 2006 and February 28, 2007. During the three-month period ended March 31, 2007, a total of 24,700 Common Shares were repurchased for a cash consideration of $0.1 million.

Internet/Portals segment
The Internet/Portals segment’s revenues increased by $2.7 million (17.2%) from $15.7 million in the first quarter of 2006 to $18.4 million in the first quarter of 2007. The revenues of the Progisia Informatique consulting division increased 30.8% in the first quarter of 2007, mainly because of improved market positioning and work done for subsidiaries of Quebecor Media. At the special-interest portals, revenues increased by 15.9% due primarily to revenue growth at jobboom.com and reseaucontact.com. At the general-interest portals, revenues grew by 1.3%.
Operating income decreased by $1.5 million (-38.5%) from $3.9 million in the first quarter of 2006 to $2.4 million in the first quarter of 2007, primarily as a result of the impact of increases in some operating costs, including labour costs and advertising and promotion expenses. These cost increases were caused in part by the introduction of a new business development strategy and investment in new products.
In the first quarter of 2007, cash flows from the Internet/Portals segment’s operations totalled $1.5 million, compared with $3.7 million in the same period of 2006, a $2.2 million decrease (see Table 11). The reduction was due to the $1.5 million decrease in operating income and a $0.7 million increase in additions to property, plant and equipment, related primarily to the launch of the Espace Canoë site.
Table 11 : Internet/Portals segment
Cash flows from segment operations
(in millions of Canadian dollars)

Three months ended March 31

	2007	2006

Operating income	$2.4	$3.9
Additions to property, plant and equipment	(0.9)	(0.2)

Cash flows from segment operations	$1.5	$3.7

In the first quarter of 2007, the Internet/Portals segment launched Espace Canoë, an advanced technology platform that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.
On January 31, 2007, Canoe announced a national strategic alliance with Rogers Publishing Limited (“Rogers Publishing”) to combine original Canadian content from the websites of some of the country’s best-known magazines with the content-dissemination capabilities of canoe.ca, one of the leading destinations for Canadian content on the Internet. Under the strategic partnership, articles and information from the websites of 11 Rogers Publishing magazines will be added to the canoe.ca portal.

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Continuing operating activities provided cash flows totalling $88.8 million in the first quarter of 2007, whereas they used $190.6 million in cash flows in the same quarter of 2006. The $279.4 million improvement was mainly due to the payment in the first quarter of 2006 of $191.3 million in accrued interest as part of the refinancing of Senior Discount Notes, a favourable variance of $62.1 million in non-cash balances related to operations due to an increase in accounts payable and accrued liabilities, and a $29.3 million increase in operating income.
Financing Activities
Quebecor Media’s consolidated debt (excluding the Additional Amount payable) decreased by $96.4 million in the first quarter of 2007, mainly because of the impact of the adoption of new accounting standards for financial instruments and hedge accounting (as discussed under “Changes in Accounting Policies”). The adoption of these standards had the effect of reducing Quebecor Media’s debt by $108.6 million. The main effects of this adjustment were recognition of fluctuations in the fair value of certain debts, up to the amount hedged against the risk of such fluctuations under interest rate swaps, and the recording of deferred financial expenses against long-term debt.
Investing Activities
Additions to property, plant and equipment amounted to $111.1 million in the first quarter of 2007, an increase of $18.0 million from $93.1 million in the same quarter of 2006 due mainly to investments by Videotron in its network, including capital expenditures for network modernization and capacity expansion.
Business acquisitions (including buyouts of minority interest) increased from $2.8 million in the first quarter of 2006 to $3.1 million in the same quarter of 2007. The acquisitions made in the first quarter of 2007 consisted primarily in the final adjustment of operating working capital in connection with the acquisition of Toronto 1 (now Sun TV).
Financial Position
At March 31, 2007, the Company and its wholly owned subsidiaries had a $37.1 million bank overdraft and had unused lines of credit of $527.0 million available, for net available liquid assets of $489.9 million.
At March 31, 2007, consolidated debt, excluding the Additional Amount payable, totalled $2.72 billion, compared with $2.82 billion at December 31, 2006, a $96.4 million decrease due mainly to the impact of the adoption of new accounting standards for financial instruments and hedge accounting (as discussed above under “Financing Activities”). Consolidated debt included Videotron’s $1.04 billion debt ($1.04 billion at December 31, 2006), Sun Media Corporation’s $433.1 million debt ($486.7 million at

December 31, 2006), TVA Group’s $83.2 million debt ($96.5 million at December 31, 2006), and Quebecor Media’s corporate debt of $1.20 billion ($1.20 billion at December 31, 2006).
On February 19, 2007, the Board of Directors of Quebecor Media declared a dividend of $11.25 million, which was paid to shareholders on February 20, 2007.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of March 31, 2007, the Company was in compliance with all required financial ratios.
Contractual Obligations
As of March 31, 2006, material contractual obligations included capital repayment and interest on long-term debt (excluding the Additional Amount payable), operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. There was no material change during the first quarter of 2007 compared with the disclosures in the Annual Report for the financial year ended December 31, 2006 (Form 20F/A).
Financial Instruments
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. The Company and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at March 31, 2007, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposures. The Company has entered into foreign exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 12).

Table 12: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of Canadian dollars)

March 31, 2007
	Notional		Carrying amount	Fair value
	value		asset (liability)	asset (liability)

Derivative financial instruments
Interest rate swap agreements	CA$	5.0	$—	$—
Foreign exchange forward contracts
- In US$	US$	69.4	(0.1)	(0.1)
- In €		€13.6	0.8	0.8
- In CHF	CHF	13.8	0.1	0.1
Cross-currency interest rate swap agreements	US$	2,082.8	(332.6)	(347.9)
In the first quarter of 2007, Quebecor Media recorded a $2.7 million loss on derivative financial instruments for which hedge accounting is not used ($5.5 million loss in the same quarter of 2006). Also during the first quarter of 2007, Quebecor Media recorded a $1.9 million loss on the ineffective portion of cash flow hedging relationships, as well as a $2.9 million gain on the ineffective portion of fair value hedging relationships. Finally, a total gain of $7.0 million was recorded under other comprehensive income in the first quarter of 2007 in relation to cash flow hedging relationships.
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the first quarter of 2007, Quebecor Media received a total of $0.75 million in management fees from Quebecor ($0.75 million during the same period of 2006).

In the first quarter of 2007, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. ($0.2 million and $0.1 million respectively in the first quarter of 2006).

Lease Arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the first quarter of 2007, the aggregate rent expense paid to Quebecor and other related parties was $0.8 million, compared with $0.7 million for the same period of 2006.
Commercial Printing and Other Services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. (« Quebecor World »), (which is also a subsidiary of Quebecor), and other affiliated companies. The aggregate purchases from Quebecor World and the affiliated companies were $14.4 million in the first quarter of 2007 ($16.1 million in the first quarter of 2006). The total revenues from Quebecor World and the affiliated companies were $3.4 million in the first quarter of 2007 ($4.7 million in the first quarter of 2006). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
During the first quarter of 2007, Nurun, Interactive Technologies and Communications segment, received interest of $0.2 million ($0.2 million for the same period of 2006) from Quebecor Inc. As at March 31, 2007, cash and cash equivalents totalling $19.9 million ($21.2 million as at March 31, 2006) have been invested on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.
Risks And Uncertainties
Financial Risks
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 6.2 years as of March 31, 2007. The debt comprises approximately 51 % fixed-rate debt and 49 % floating-rate debt.
Principal repayments
As of March 31, 2007, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:

Twelve month period ending March 31

2008	$23.6
2009	269.2
2010	135.0
2011	157.7
2012	12.0
2013 and thereafter	$2,214.9
Changes in Accounting Policies
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
Comprehensive income
Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.
Financial instruments
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.
Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in other liabilities of $88.9 million

•	Decrease in long-term debt of $108.6 million

•	Decrease in future income tax liabilities of $8.9 million

•	Decrease in deficit of $19.7 million

•	Increase in accumulated other comprehensive loss of $35.5 million
Finally, the adoption of the new standards had no material impact on the net income of the first quarter of 2007.

Recent Accounting Developments in the United States
In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN48 did not have a material impact on the Company’s discussion of the principal differences between Canadian GAAP and U.S. GAAP, presented in note 9 to consolidated financial statements.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We advise you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in the Annual Report on Form 20F/A, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
REVENUES
Cable	$358.8	$301.6
Newspapers	220.3	219.7
Broadcasting	93.3	90.9
Leisure and Entertainment	68.2	70.8
Interactive Technologies and Communications	21.0	18.0
Internet/Portals	18.4	15.7
Head office and inter-segment	(25.4)	(18.0)

	754.6	698.7
Cost of sales and selling and administrative expenses	565.7	539.1
Amortization	69.9	64.6
Financial expenses (note 3)	54.1	52.3
Reserve for restructuring of operations and other special charges (note 4)	7.0	—
Loss on debt refinancing	—	331.6
Other	(1.0)	(0.4)

INCOME (LOSS) BEFORE INCOME TAXES	58.9	(288.5)
Income taxes:
Current	(2.0)	0.9
Future	19.7	(109.5)

	17.7	(108.6)

	41.2	(179.9)
Non-controlling interest	—	1.5

NET INCOME (LOSS)	$41.2	$(178.4)

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$149.0	$117.8
Newspapers	34.5	37.1
Broadcasting	2.7	(0.4)
Leisure and Entertainment	(0.2)	1.0
Interactive Technologies and Communications	0.5	1.5
Internet/Portals	2.4	3.9
General corporate expenses	—	(1.3)

	$188.9	$159.6

Amortization
Cable	$54.0	$49.8
Newspapers	9.4	8.5
Broadcasting	3.2	3.6
Leisure and Entertainment	2.0	1.7
Interactive Technologies and Communications	0.8	0.4
Internet/Portals	0.3	0.2
Head Office	0.2	0.4

	$69.9	$64.6

Additions to property, plant and equipment
Cable	$88.3	$59.3
Newspapers	17.2	30.6
Broadcasting	3.5	1.7
Leisure and Entertainment	0.2	0.7
Interactive Technologies and Communications	0.9	0.3
Internet/Portals	0.9	0.2
Head Office	0.1	0.3

	$111.1	$93.1

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
Net income (loss)	$41.2	$(178.4)
Other comprehensive income Unrealized (loss) gain on translation of net investments in foreign operations	(0.1)	0.1
Unrealized gain on derivative instruments, including income taxes credit of $0.3 million in 2007	7.3	—
Loss on derivative instruments recognized in net income, net of income taxes of $0.8 million	1.8	—

	9.0	0.1

COMPREHENSIVE INCOME (LOSS)	$50.2	$(178.3)

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
Deficit at beginning of period, as previously reported	$2,731.5	$2,538.1
Cumulative effect of changes in accounting policies (note 2)	(19.7)	—

Deficit at beginning of period, as revised	2,711.8	2,538.1
Net (income) loss	(41.2)	178.4

	2,670.6	2,716.5
Dividends	11.3	10.0

Deficit at end of period	$2,681.9	$2,726.5

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2007	2006
Cash flows related to operations
Net income (loss)	$41.2	$(178.4)
Adjustments for:
Amortization of property, plant and equipment	67.5	62.7
Amortization of deferred charges and of other assets	2.4	1.9
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments	(2.2)	4.8
Loss (gain) on revaluation of the Additional Amount payable	5.1	(8.2)
Loss on debt refinancing	—	331.6
Repayment of accrued interest on Senior Discount Notes	—	(191.3)
Amortization of deferred financing costs and long-term debt discount	1.0	3.9
Non-controlling interest	—	(1.5)
Future income taxes	19.7	(109.5)
Other	(2.9)	(1.5)

	131.8	(85.5)
Net change in non-cash balances related to operations	(43.0)	(105.1)

Cash flows provided by (used in) operations	88.8	(190.6)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.1)	(2.8)
Additions to property, plant and equipment	(111.1)	(93.1)
Proceeds from disposal of assets	2.5	0.5
Other	(0.1)	(0.7)

Cash flows used in investing activities	(111.8)	(96.1)

Cash flows related to financing activities
Net increase in bank indebtedness	1.1	9.9
Issuance of long-term debt, net of financing fees	8.3	1,169.8
Net borrowings under revolving bank facilities	35.7	242.4
Repayment of long-term debt and unwinding of hedging contracts	(5.3)	(1,129.3)
Net decrease in prepayments under cross-currency swap agreements	—	21.6
Dividends	(11.3)	(70.0)
Dividends paid to non-controlling shareholders	(1.0)	(0.9)
Other	0.2	(1.0)

Cash flows provided by financing activities	27.7	242.5

Net increase (decrease) in cash and cash equivalents	4.7	(44.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.1
Cash and cash equivalents at beginning of period	34.1	97.4

Cash and cash equivalents at end of period	$38.8	$53.3

Cash and cash equivalents consist of
Cash	$3.4	$16.1
Cash equivalents	35.4	37.2

	$38.8	$53.3

Cash interest payments	$55.7	$287.6
Cash income tax payments (net of refunds)	(2.1)	4.7

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$38.8	$34.1
Temporary investments	1.4	1.4
Accounts receivable	394.0	426.2
Income taxes	11.8	17.3
Inventories and investments in televisual products and movies	152.0	158.7
Prepaid expenses	32.6	24.4
Future income taxes	58.1	65.9

	688.7	728.0
PROPERTY, PLANT AND EQUIPMENT	1,858.7	1,830.1
FUTURE INCOME TAXES	61.6	61.1
OTHER ASSETS	186.9	243.6
GOODWILL	3,721.3	3,721.1

	$6,517.2	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$21.7	$20.6
Accounts payable and accrued charges	550.7	592.4
Deferred revenue	183.8	177.6
Income taxes	7.2	8.8
Amounts payable to parent company and companies under common control	4.4	11.9
Additional Amount payable	127.2	122.0
Current portion of long-term debt	23.6	23.1

	918.6	956.4
LONG-TERM DEBT (note 6)	2,675.0	2,773.0
OTHER LIABILITIES	398.3	356.5
FUTURE INCOME TAXES	123.9	118.9
NON-CONTROLLING INTEREST	141.3	142.1
SHAREHOLDERS’ EQUITY
Capital stock (note 7)	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,681.9)	(2,731.5)
Accumulated other comprehensive loss (note 8)	(27.6)	(1.1)

	2,260.1	2,237.0

	$6,517.2	$6,583.9

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the latest annual consolidated financial statements of Quebecor Media Inc. (the “Company”) have been used, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscription or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2007.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
(a)	Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)	Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)
(b)	Financial instruments (continued)

Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.

(c)	Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in other liabilities of $88.9 million

•	Decrease in long-term debt of $108.6 million

•	Decrease in future income tax liabilities of $8.9 million

•	Decrease in deficit of $19.7 million

•	Increase in accumulated other comprehensive loss of $35.5 million

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

Finally, the adoption of the new standards had no significant impact on the net income of the first quarter of 2007.

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2007	2006
Interest on long-term debt	$52.6	$53.4
Amortization of deferred financing costs and long-term debt discount	1.0	3.9
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments [1,2,3]	(2.2)	4.8
Loss (gain) on revaluation of the Additional amount payable	5.1	(8.2)
Investment income	(0.5)	(0.5)
Other	(0.8)	0.4

	55.2	53.8
Interest capitalized to the cost of property, plant and equipment	(1.1)	(1.5)

	$54.1	$52.3

[1]	During the three-month period ended March 2007, the Company recorded a loss of $2.7 million on derivative instruments for which hedge accounting is not used ($5.5 million in 2006).

[2]	During the three-month period ended March 31, 2007, the Company recorded a loss of $1.9 million for the ineffective portion of cash flow hedges.

[3]	During the three-month period ended March 2007, the Company recorded a gain of $2.9 million for the ineffective portion of fair value hedges.
4.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES
(a)	Newspapers segment

In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation is outsourcing the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters’ positions at Le Journal de Montréal. During the first quarter of 2007, special termination benefits of $0.9 million were recorded relating to the positions at The Toronto Sun.

In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content-management technologies, and streamlining the news-gathering process. During the first quarter of 2007, the Newspapers segment recorded additional severance costs of $1.7 million relating to the elimination of editorial positions in operations across the organization.

Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. During the first quarter of 2007, the Newspapers segment recorded additional termination benefits of $3.3 million relating to these workforce reduction initiatives.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES (continued)
(a)	Newspapers segment (continued)

Continuity of reserve for restructuring and other special charges

March 31
2007
Balance at beginning of period	$12.7
Workforce reduction initiatives	5.9
Payments	(3.8)

Balance at end of period	$14.8

(b)	Other segments

During the first quarter of 2007, other segments recorded restructuring costs of $1.1 million mainly in the Broadcasting segment.
5.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended
	March 31
	2007	2006
Pension plans:
Defined benefit plan	$6.5	$5.7
Defined contribution plan	3.0	2.6

	$9.5	$8.3

6.	LONG-TERM DEBT

Components of the long-term debt as at March 31, 2007 were as follows:

	March 31	December 31
	2007	2006
Long-term debt [1]	$2,812.4	$2,796.1
Change in fair value related to hedged interest rate risks	(79.0)	—
Adjustment related to embedded derivatives	(2.5)	—
Financing fees, net of amortization	(32.3)	—

	2,698.6
Less current portion	23.6	23.1

	$2,675.0	$2,773.0

[1]	Exchange rates as at March 31, 2007 and December 31, 2006 were used to translate debt issued in a foreign currency.

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2006 and March 31, 2007	123,602,807	$1,752.4

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK (continued)
(c)	Stock option plans

The following table provides details of changes to outstanding options in the stock-based option plans of the Company and its subsidiaries for the three-month period ended March 31, 2007:

	Outstanding options
		Weighted average
	Number	exercise price
Quebecor Media inc.
As at December 31, 2006	3,781,767	$21.38
Granted	143,594	37.82
Cancelled	(22,509)	24.43

As at March 31, 2007	3,902,852	$21.97

Vested options as at March 31, 2007	2,189,141	$17.93

TVA Group Inc.
As at December 31, 2006	489,695	$17.59
Cancelled	(33,654)	15.60

As at March 31, 2007	456,041	$17.74

Vested options as at March 31, 2007	52,457	$20.50

For the three-month periods ended March 31, 2007 and 2006, consolidated compensation expense related to all stock option plans was $8.0 million and $6.2 million, respectively.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total
Balance as at December 31, 2005	$(2.3)	$—	$(2.3)
Other comprehensive income, net of income taxes	0.1	—	0.1

Balance as at March 31, 2006	(2.2)	—	(2.2)
Other comprehensive income, net of income taxes	1.1	—	1.1

Balance as at December 31, 2006	(1.1)	—	(1.1)
Cumulative effect of changes in accounting policies (note 2)	—	(35.5)	(35.5)
Other comprehensive income (loss), net of income taxes	(0.1)	9.1	9.0

Balance as at March 31, 2007	$(1.2)	$(26.4)	$(27.6)

An estimated accumulated other comprehensive loss of $3.0 million is expected to be reclassified in income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the remaining accumulated loss is expected to be reversed over a 9-year period.

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	Three month ended
	March 31
	2007	2006
Net income (loss) as reported in the consolidated statements of income as per Canadian GAAP	$41.2	$(178.4)
Adjustments:
Development, pre-operating and start-up costs (i)	0.6	(0.1)
Derivative instruments (ii)	—	76.6
Pension and postretirement benefits (iii)	0.4	0.2
Stock-based compensation (iv)	(1.6)	—
Income taxes (v), (vii)	(0.5)	(33.7)

	(1.1)	43.0

Net income (loss) as adjusted as per U.S. GAAP	$40.1	$(135.4)

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Comprehensive income (loss)

	Three months ended
	March 31
	2007	2006
Comprehensive income (loss) as per Canadian GAAP	$50.2	$(178.3)
Adjustments to net income (loss) as per (a) above	(1.1)	43.0
Adjustments to other comprehensive income:
Derivative instruments (ii)	—	130.3
Pension and postretirement benefits (iii)	1.3	2.0
Income taxes (v)	(0.5)	(56.9)

	0.8	75.4

Comprehensive income (loss) as per U.S. GAAP	$49.9	$(59.9)

The accumulated other comprehensive loss as at March 31, 2007 and December 31, 2006 is as follows:

	March 31	December 31
	2007	2006
Accumulated other comprehensive loss as per Canadian GAAP	$(27.6)	$(1.1)
Adjustments:
Derivative instruments (ii)	—	(44.4)
Pension and postretirement benefits (iii)	(51.0)	(52.3)
Income taxes (v)	16.4	25.8

	(34.6)	(70.9)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(62.2)	$(72.0)

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets:

	March 31, 2007		December 31, 2006
	Canada	United States	Canada	United States
Goodwill	$3,721.3	$3,717.3	$3,721.1	$3,717.1
Other assets	186.9	151.4	243.6	197.1
Current liabilities	(918.6)	(911.7)	(956.4)	(945.9)
Long-term debt	(2,675.0)	(2,677.5)	(2,773.0)	(2,700.1)
Other liabilities	(398.3)	(448.7)	(356.5)	(470.9)
Future income tax liabilities	(123.9)	(75.9)	(118.9)	(90.1)
Non-controlling interest	(141.3)	(136.4)	(142.1)	(137.1)
Contributed surplus (vi) (vii)	(3,217.2)	(3,395.2)	(3,217.2)	(3,395.2)
Deficit	2,681.9	2,857.9	2,731.5	2,886.3
Accumulated other comprehensive loss	27.6	62.2	1.1	72.0
(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

(ii)	Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement option included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be separated from the debt host and recorded at their fair value with charges in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets (continued)
(iii)	Under U.S. GAAP, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statement of income.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

On the adoption of SFAS 158, an adjustment of $27.3 million (net of income tax of $12.4 million and non-controlling interest of $14.5 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.

(v)	Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded an adjustment to increase its opening deficit under U.S. GAAP by $0.3 million (net of non-controlling interest of $0.2 million).

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.

Further adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets (continued)
(vii)	In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 of which $0.6 million was recognized in income in 2007, and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under GAAP in the United States, since these transactions related to assets transfer between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

16